SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1 )*


                       The Singing Machine Company, Inc.
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                                (Name of Issuer)


                                  Common Stock
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                         (Title of Class of Securities)


                                  829322 30 4
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                                 (CUSIP Number)

                                   Josef Bauer
                        The Singing Machine Company, Inc.
                           6601 Lyons Road, Bldg. A-7
                             Coconut Creek, FL 30373
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)



--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.


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*        The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 829322 30 4                     13D                Page 2 of 5 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Josef Bauer

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     OO

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         537,197

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    414,075
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         537,197

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    414,075

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     951,272

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [X]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     11.7%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     IN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


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CUSIP No. 829322 30 4                  13D                   Page 3 of 5 Pages


________________________________________________________________________________
Item 1.  Security and Issuer.

This statement relates to the common stock of The Singing Machine Company, Inc. (the "Singing Machine" or the "Company"). The principal executive offices of The Singing Machine are located at 6601 Lyons Road, Bldg. A-7, Coconut Creek, Florida 33073.

________________________________________________________________________________
Item 2.  Identity and Background.

This Schedule is being filed by Josef Bauer, a Director of the Singing Machine. The business address for Mr. Bauer is 6601 Lyons Road, Bldg. A-7, Coconut Creek, Florida 33073. During the last five years, Mr. Bauer has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations of any such laws.

________________________________________________________________________________
Item 3. Source and Amount of Funds or Other Consideration.

On June 6, 2002, Mr. Bauer received an option to acquire 30,000 shares of the Company's common stock, with 10,000 options vesting each year on the day before the Annual or Special Meeting of Stockholders. The vesting of the options is contingent on Mr. Bauer's continued service on the Singing Machine's Board of Directors. After vesting, these options will be immediately exercisable and the exercise price will be equal to the fair market value of the Company's common stock on the date of grant.

In July 2002, Mr. Bauer gave 200,000 shares to his wife and 100,000 shares to certain family members as gifts. On April 8, 2002 and April 24, 2002, Mr. Bauer transferred 1,339 shares and 1,300 shares to certain family members and friends as a gift.

On December 28, 2001, Mr. Bauer exercised options to acquire 15,000 shares of the Company's common stock at an exercise price of $2.04 per share. On August 16, 2001, Mr. Bauer exercised (a) warrants to acquire (1) 37,500 shares of the Company's common stock at an exercise price of $2.18 per share, (2) 75,000 shares at an exercise price of $.67 per share and (3)15,000 shares at an exercise price of 1.34 per share and (b) options to acquire 15,000 shares at an exercise price of $2.04 per share.

________________________________________________________________________________
Item 4.  Purpose of Transaction.

Mr. Bauer acquired the securities for investment purposes. Mr. Bauer does not have any current plans to sell his shares, except depending on general economic conditions and his financial planning strategy, Mr. Bauer may increase, continue to hold or dispose of shares of the Company's common stock or other securities of the Company. Mr. Steele does not have any present plans or proposals which relate to or would result in: (A) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Singing Machine, (B) a sale or transfer of a material amount of assets of the Singing Machine, (C) any change in the present board of directors or management of the Singing Machine,


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CUSIP No. 829322 30 4                  13D                   Page 4 of 5 Pages

including plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (D) any material change in the present capitalization or dividend policy of the Singing Machine, (E) any other material change in the Singing Machine's business or corporate structure, (F) any changes in the Singing Machine's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Singing Machine by any person, (G) a class of securities of the Singing Machine's to be delisted from a national securities exchange or cease being authorized to be quoted in an inter-dealer quotation system of registered national securities association, (H) a class of equity securities of Singing Machine becoming eligible for termination of registration pursuant to Section 12(g) (4) of the Securities Exchange Acts of 1934, (I) the acquisition by any person of additional securities of the Singing Machine or the disposition of securities of the Singing Machine or (J) any action similar to any of those enumerated above.

________________________________________________________________________________
Item 5. Interest in Securities of the Issuer.

(a) Mr. Bauer is deemed to beneficially own 951,272 shares of the Singing Machine's common stock, representing approximately 11.7% of Singing Machine's issued and outstanding common stock (based on 8,134,701 shares outstanding on July 29, 2002). This total includes 574,471 shares held directly by Mr. Bauer, 360,000 shares held by Mr. Bauer's pension plan, 162,600 shares held by the Bauer Family Partnership, 200,000 shares held by Mr. Bauer's wife and 51,475 shares held jointly by Mr. Bauer and his wife and options to purchase 10,000 shares of the Singing Machine's common stock, currently exercisable within sixty (60) days of July 29, 2002. Mr. Bauer disclaims beneficial ownership of any shares held by his wife.

(b) Mr. Bauer has the sole power to vote and to dispose of the 574,471 shares beneficially owned by him, the 360,000 shares held by his pension plan and the shares represented by the 10,000 options. He shares voting and investment power over the 162,600 shares held by the Bauer Family Limited Partnership, the 200,000 shares held by his wife and the 51,475 shares held jointly by Mr. Bauer and his wife.

(c) During the past sixty (60) days from July 29, 2002 Mr. Bauer has not effected any transactions in the Singing Machine's common stock.

(d)      Not applicable.

(e)      Not applicable.

________________________________________________________________________________
Item 6. Contracts, Arrangements, Understandings or Relationships with
Respect to Securities of the Issuer.

Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of Singing Machine to which Mr. Bauer is a party or is subject.

________________________________________________________________________________
Item 7.  Material to be Filed as Exhibits.

Not Applicable

________________________________________________________________________________

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CUSIP No. 829322 30 4                  13D                   Page 5 of 5 Pages

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: July 29, 2002                                /s/Josef Bauer
                                                   ----------------
                                                      Josef Bauer